December 22, 2004


Andrew Makrides
President, Chief Executive Officer
Bovie Medical Corporation
734 Walt Whitman Road
Melville, New York 11747


Re:	Bovie Medical Corporation
	Registration Statement on Form S-3 filed November 23, 2004 Registration No. 333-120741

Dear Mr. Makrides:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-KSB and Forms 10-QSB that have been incorporated into your registration statement were not in the proper form. The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. For example, we note that paragraph 4 of Exhibits 31.1 does not follow the form prescribed by Item 601(b)(31) of Regulation S-B.
Accordingly, please file an amendment to each of your latest Form
10-
KSB and subsequent Forms 10-QSB that includes the entire report together with the certifications of each of your CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

2. Consideration should be given to the updating requirements of Item
310(g) of Regulation S-B.
3. A currently dated consent of the independent auditors should be included in the amendment that will be declared effective. In addition, the date of the audit report of March 25, 2003 referenced in the consent does not agree with the date of the report included in the 10-KSB of March 30, 2004. Please revise.

Where you can find more information - Pages 3 to 4

4. Please reorganize your prospectus so that this section appears after your "Summary" and "Risk Factors" sections.

5. Please include the name of a contact person at Bovie Medical and the statement required by Item 12(c)(1)(i) of Form S-3.

6. Item 12 of Form S-3 does not permit incorporation by reference of a previously filed Schedule 13D or proxy statement. Also, Item
12(a)(3) requires that you incorporate your Exchange Act registration statement. Please revise accordingly.

Risk Factors - Pages 6 to 14

7. Please revise the second and third italicized sentences of your introduction to this section to clarify that you have included all material risk factors. Revise your risk factors as necessary to include a discussion of all material risks.

	We conduct a significant amount of our sales - Pages 6 to 7

8. Disclose where you have material international sales and operations. Also clarify how the generic risks in the bullet list apply to those countries.

	If we fail to attract, here and retain qualified and key personnel - Page 11

9. Please revise the last paragraph of this risk factor to clarify what you mean by "potential taxes."

Selling Stockholders - Pages 16 to 18

10. For each selling stockholder that is a nonpublic entity, please identify the natural person(s) with voting or investment control over the shares held by such entity. Refer to Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of
Regulation S-K section of 3/99 Supplement to Manual.

11. Tell us whether any selling stockholder is a broker-dealer or affiliate of a broker-dealer.

Proceeds - Page 19

12. Please clarify under what circumstances you will be reimbursed by the selling stockholders.

Exhibits

13. Please file a legal opinion with your next amendment.

14. We note your application for confidential treatment. We will provide any comments on your application separately. Any comments on your application must be resolved before you request for acceleration of the effective date of this registration statement.

Annual Report on Form 10-KSB for the year ended December 31, 2003

Item 1 - Business

	Jump Unipolar Low Temperature Focused Plasma Technology

15. Please direct us to where you have filed the Joint Venture Agreement with Jump Agentur Fuer Elektrotechnik GMBH as an exhibit to your SEC filings. If you have not filed such agreement as an exhibit to your SEC filings, please provide us with your analysis as to why that agreement does not need to be filed as a material agreement as required by Item 601(b)(10) of Regulation S-B.

16. With a view toward disclosure, please tell us the percentage you hold of the ownership interest in the joint venture formed with Jump
Agentur Fuer Elektrotechnik GMBH, whether this joint venture has recognized any revenues, and how profits are allocated among the venture partners.

	New Products

17. Please direct us to where you have filed the exclusive worldwide license agreement with Emergency Medical Innovations, LLC as an exhibit to your SEC filings. If you have not filed such agreement as an exhibit to your SEC filings, please provide us with your analysis as to why that agreement does not need to be filed as a material agreement as required by Item 601(b)(10) of Regulation S-B.

	Competition

18. Please expand your disclosure to describe your competitive position in your industry and the methods by which you compete.
Please refer to Item 101(b)(4) of Regulation S-B.

	Patents and Trademarks

19. Please indicate the duration of any material patents that you hold. Refer to Item 101(b)(7) of Regulation S-B.

Item 6 - Management`s Discussion and Analysis

	General

20. Please provide your critical accounting policy disclosures and the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8350. The critical accounting policies discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Details should also be provided of the specific estimates and assumptions that are used in this policy and how these were determined.

Results of Operations

21. Please revise your MD&A to quantify and discuss each of the significant factors that contributed to significant changes in revenues and the various expenses amounts in the financial statements. For example, you indicate that the significant increase in revenue relates to an increase from the sale of electrosurgery products but do not quantify or discuss the reasons for this increase. In addition, you also cite an increase in professional services but do not quantify each of the specific factors or components that contributed to the increase. Please revise to not only quantify all significant changes but also include details of why these changes occurred. Additionally, if there are offsetting factors you should quantify and discuss each of the offsetting factors. Please apply this guidance throughout MD&A. Before filing your amendment, please review Interpretative Release 33-8350 (December 19, 2003) available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm.

22. Clarify which of your medical products materially contributed to sales. Also disclose the extent to which those contributions varied over the periods presented and the reasons for that variation.

23. Discuss why the cost of sales of your OEM generators increased.

	Financial Condition

24. Please revise to provide more details of the following as required by Item 303 (b) of Regulation S-B:
a) Provide details of any purchase, sale or other material commitments for capital expenditures and the expected source of funds for these expenditures;
b) Provide a summary of product research and development that you plan to pursue for the next year and the expected funds needed for these activities;
c) Discuss any known events that could have an impact on continuing operations such as the sale of your non-medical segment; and
d) Clarify whether you expect to be able to satisfy your short-term liquidity requirements or if you will need to raise additional funds in the next 12 months. All sources of internal and external sources of liquidity should be addressed.
25. Please revise to disclose details of significant changes in balance sheet accounts each period in MD&A.

Item 9 - Directors, Executive Officers, Promoters and Control
Persons

26. Please provide the disclosure required by Item 401(e) and (f) of
Regulation S-B.

27. Provide the disclosure required by Regulation S-B Items 405 and
406.

28. We note that Mr. Kozloff has not been identified as an executive officer of your company. Since Mr. Kozloff has been identified as an executive officer under Item 10, please include the disclosures required by Item 401 for Mr. Kozloff as well.

Item 10 - Remuneration

29. Revise your disclosure to use the table format and column headings required by Item 402 of Regulation S-B.

Item 11 - Security Ownership of Certain Beneficial Owners and
Management of Bovie

30. Please tell us how you are complying with Exchange Act Rule
16a-
3(k).

Item 13 - Exhibits and Reports on Form 8-K

31. Please conform the heading of this Item to "Exhibits" as required by Form 10-KSB and furnish the exhibits required by Item 601 of Regulation S-B. For example, please file the agreements mentioned in the section entitled "Reliance on Collaborative, Manufacturing and Selling Arrangements" of Item 6. In addition, please include an exhibit index listing all of the required exhibits indicating whether those exhibits have been filed along with your Form 10-KSB or whether they have been incorporated by reference.

Item 14 - Disclosure Controls and Procedures

32. Revise this filing and your most recent quarterly report to comply with Regulation S-B Item 307 which requires the conclusions be stated as of the end of the period covered by the report.

Financial Statements

Consolidated Statement of Shareholders Equity
33. Tell us the difference between "Subscription receivable paid in cash" and "Subscription Receivable." Also the subscription transaction should be disclosed in the footnotes.

Consolidated Statement of Cash Flows

34. Please tell us the nature of the short term notes and where these are disclosed in the accounting policies.

35. Please tell us where the term loan payment and the line of credit payment from Note 7 are reflected in the financing activities of the statement of cash flows.

36. Please provide details of the inventory and parts and development costs write-downs included in the statement of cash flows and indicate where these amounts have been disclosed in the footnotes. The specific circumstances and assumptions related to these write-downs should be clearly disclosed. If there have been any subsequent sales of inventory that have been written-down the impact of theses sales on margins should be disclosed in MD&A.

Note 1.  Accounts Receivable
37. We reference the allowance for discounts in Note 3. Please include a description of the discount policy that you use in relation to accounts receivable and the amount that was written-off for each year.

Note 1.  Inventory and Repair Parts
38. Please tell us where the inventory reserves are reflected in the balance sheet. In addition, the reserves and write-offs each period should be separately disclosed in Note 1. Clarify whether these reserves establish a new cost basis.
39. Please provide details of the reason that repair parts are classified as a non-current asset.

Long-lived Assets
40. Please provide details of the basis for classifying trade name as an indefinite-lived intangible asset. In addition, provide more details about how you evaluate and test indefinite-lived intangibles and goodwill for impairment.

Revenue Recognition and Product Warranty

41. Please provide more details of the revenue recognition policy for all significant products and services and the basis for recognition of revenue at shipment, including details of post-shipment obligations, customer acceptance, rights of return, etc. and how these impact revenue recognition. In addition, provide details of discounts, credits and other sales incentives and clarify the accounting treatment.
42. Please provide more details of product warranties, including the reconciliation of the reserve as required by FIN 45.
43. Tell us and discuss in your revised filing your revenue recognition policy for research and development performed for others as noted in Note 15.

Research and Development

44. Please separately disclose the amounts of any development costs that are capitalized.

Note 2. Joint Venture Agreement

45. Please provide details of the ownership percentage of the joint venture and the related accounting treatment. Provide details of whether the equity investment meets the requirements of Rule 4-08
(g)
of Regulation S-X for summarized financial information.

Note 5 - Due to Shareholders

46. We reference the amounts included in the financial statements related to the recission offer made by the Company. Provide more details of this offer and how this has been recorded in the financial statements.

Note 6.  Intangible Assets

47. Please revise to remove indefinite lived intangible assets (trade name and goodwill) from those that are subject to amortization. In addition, assets that have been fully amortized should be removed from this table. The total in the table should also agree with the balance sheets.
48. Tell us why the Electrosurgery Technology, Multifunction Cautery and the patent rights original balances decreased or were written-off separate from the normal accumulated depreciation.
49. Please revise to separate the useful lives by type of intangible asset.

Note 8.  Options
50. Please revise the "Summary of Significant Policies" footnote to include the required information regarding stock-based compensation in paragraph 2 (c) (1-5) of SFAS 148.

51. Provide details of the 1.8 million stock options granted during the year, including whether the price was at fair value (and how this was determined) and the amount of any compensation recorded.

Note 9.  Taxes and Net Operating Loss Carryforwards
52. We note that the Company believes that it is possible that the benefit of these assets may not be realized in the future, therefore tell us why the net current deferred tax assets have not changed from
2002 to 2003, and why a valuation allowance has not been established for the entire deferred tax asset.

Note 12. Commitment and Contingencies

53. We reference the discussion in Item 1 that the Company is responsible for securing an estimated $1.5 million in financing for the joint venture with the German company. Disclose details of any significant commitments, contingencies or guarantees with this or any other joint venture or from any other collaborative arrangement.
54. Provide supplemental details of whether the existing policy for product liability insurance that expires December 31, 2004 has been renewed.
Note 14.  Industry Segment Reporting

55. We note that your foreign sales make up approximately 15% of your overall sales. Please tell us why you do not have a significant accounting policy on accounting for foreign currency translations and tell us how you have accounted for foreign currency within your current financial statements.

56. In regards to the sale of the non-medical product line, please tell us the following:

a) How much did you obtain for the sale of the product line? How did you account for the gain or loss of the sale? When did the sale occur?
b) Why did you not account for the sale of the product line as a discontinued operation as required by SFAS 144?
c) Did you have any exit or disposal activity in relation to the sale of the product line? If so, how much and explain the activities as required by SFAS 146.

57. Demonstrate how you meet the requirements of paragraphs 25-28 of
SFAS 131. Additionally, please tell us what is included in the "Gain
(Loss)" category and why amortization is not included in the depreciation line item, as the depreciation and amortization heading should reconcile to the cash flow statement. If the gain (loss) represents pre-tax income from the statements of operations please revise the caption here and throughout the footnotes to use the correct terminology.

Note 15. Research and Development

58. Please provide details of the accounting for the research and development arrangements and the nature of arrangement with the customer to receive a credit for its reimbursement of research and development cost of $112,000. Clarify why these are reflected as revenue generating activities rather than cost reimbursement activities.

Form 10-QSB for the Period Ended September 30, 2004

General

59. Please address the above comments on the Form 10-K in your revised filings, as applicable.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

60. Please provide details of the recall of the product discussed in
MD&A, the amounts recorded related to the recall and any additional costs that are expected.

61. Please clarify your disclosure about the sales tracking data provided by distributors. What are "those areas" that were not being reported before?  Is the increased expense a one-time event to cover
previously unpaid obligations, or are back payments due?  How did the
previous unavailability of the data affect your analysis of your controls and procedures?
* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 824-5565, or Brian Cascio, Branch Chief, at (202) 942-1791, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at
(202) 824-5697 with questions regarding our comments on any other part of your filing.


      Sincerely,



							Russell Mancuso
							Branch Chief


cc:	Alfred V. Greco, Esq. (via fax)
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Bovie Medical Corporation
December 22, 2004
Page 11